September 8, 2011

VIA EDGAR

Ms. Melissa Duru
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F. Street, NE
Washington, D.C. 20549-3628

Re:	Whitestone REIT Whitestone REIT Operating Partnership, L.P. Schedule TO-I/A, filed September 7, 2011

Dear Ms. Duru:

At the request of the staff of the Securities and Exchange Commission (the “Commission”), Whitestone REIT (the “Company”) and Whitestone REIT Operating Partnership, L.P. (the “Operating Partnership” and collectively with the Company the “Issuers”) hereby confirm that the final versions of the letters of transmittal, filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to Amendment No. 1 to the Issuers’ Schedule TO-I, filed with the Commission on September 7, 2011, were the versions mailed to holders of the subject securities of the Issuers’ exchange offer on September 2, 2011, along with the exchange offer prospectus, dated September 2, 2011, which forms part of the Issuers’ joint Registration Statement on Form S-4 (File Nos. 333-175610 and 333-175610-01), as amended, originally filed with the Commission on July 15, 2011.

Should you have any questions, please contact David K. Holeman at (713) 435-2227 or, the Company’s counsel, Amanda R. Poe at Bass, Berry & Sims PLC at (901) 543-5930.

Sincerely,

WHITESTONE REIT

By:	/s/ David K. Holeman
Name:	David K. Holeman
Title:	Chief Financial Officer

WHITESTONE REIT OPERATING PARTNERSHIP, L.P.

By:	Whitestone REIT, its General Partner

By:	/s/ David K. Holeman
Name:	David K. Holeman
Title:	Chief Financial Officer

cc:	Ms. Peggy Kim
Ms. Amanda R. Poe